Exhibit 99.1

Corporación América Airports S.A. Reports November 2023 Passenger Traffic

Total passenger traffic up 14.5% YoY, reaching pre-pandemic levels

All countries except Brazil and Italy above November 2019 levels

LUXEMBOURG--(BUSINESS WIRE)--December 19, 2023--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 14.5% year-on-year (YoY) increase in passenger traffic in November 2023, in line with November 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2022)
Statistics	Nov'23	Nov'22	% Var.	YTD’23	YTD'22	% Var.
Domestic Passengers (thousands)	3,927	3,375	16.3%	41,826	34,310	21.9%
International Passengers (thousands)	2,209	1,861	18.7%	26,068	19,358	34.7%
Transit Passengers (thousands)	626	672	-6.8%	6,506	5,793	12.3%
Total Passengers (thousands)	6,761	5,907	14.5%	74,400	59,461	25.1%
Cargo Volume (thousand tons)	32.5	29.3	10.7%	334.1	310.6	7.6%
Total Aircraft Movements (thousands)	64.1	64.0	0.1%	778.0	669.4	16.2%

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2019)
Statistics	Nov'23	Nov'19	% Var.	YTD’23	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,927	3,998	-1.8%	41,826	43,496	-3.8%
International Passengers (thousands)	2,209	2,055	7.5%	26,068	26,023	0.2%
Transit Passengers (thousands)	626	709	-11.7%	6,506	7,624	-14.7%
Total Passengers (thousands)	6,761	6,762	0.0%	74,400	77,143	-3.6%
Cargo Volume (thousand tons)	32.5	39.5	-17.9%	334.1	388.4	-14.0%
Total Aircraft Movements (thousands)	64.1	68.5	-6.5%	778.0	786.4	-1.1%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 14.5% compared to the same month of 2022, supported by the ongoing recovery in travel demand after the Covid-19 pandemic and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached November 2019 levels, with all countries except Brazil and Italy above pre-pandemic. International passenger traffic surpassed pre-pandemic levels of November 2019 by 7.5%, while domestic traffic stood at 98.2% of November 2019 levels.

In Argentina, total passenger traffic continued to recover in November, increasing by 22.7% year-over-year (YoY) and surpassing pre-pandemic volumes by 12.6%. Domestic traffic was 17.9% higher than the levels in November 2019, while International traffic continued to recover and surpassed pre-pandemic levels for the first time, by 1.8%.

In Italy, passenger traffic grew by 12.2% compared to the same month in 2022, reaching 92.7% of November 2019 levels, down from the 106.4% recorded in October. International passenger traffic, which accounted for almost 80% of the total traffic, was 1.3% below November 2019 levels, while domestic passenger traffic was 22.9% below pre-pandemic levels. Although total traffic is still below pre-pandemic levels, Florence airport exceeded November 2019 traffic volumes. Traffic in Italy during November was affected by a strike carried out by unionized airport workers on November 24th.

In Brazil, total passenger traffic decreased by 1.2% YoY, reaching 85.2% of November 2019 levels, slightly up from the 84.5% recorded in October. Domestic traffic, which accounted for over 60% of the total traffic, reached 85.3% of pre-pandemic levels, while transit passengers stood at 85.4% of November 2019 levels, an increase from the 79.9% recorded in October. Traffic in Brazil remained impacted by financial and aircraft constraints in some local airlines.

In Uruguay, total passenger traffic, which is largely international, continued to recover and increased 18.8% YoY, surpassing pre-pandemic levels for the second consecutive month, at 104.4% of November 2019 levels.

In Ecuador, passenger traffic increased 8.1% YoY and surpassed pre-pandemic volumes by 4.7%. Both domestic and international passenger traffic exceeded pre-pandemic levels by 2.0% and 7.3%, respectively.

In Armenia, passenger traffic continued its solid recovery trend, increasing by 10.9% YoY and surpassing the pre-pandemic levels of November 2019 by 56.5%.

Cargo Volume and Aircraft Movements

Cargo volume increased 10.7% YoY and reached 82.1% of November 2019 levels, or 83.1% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia, Ecuador and Italy were above pre-pandemic levels, whereas Uruguay stood at 97.5%, Brazil at 77.1%, and Argentina at 75.6%. Around 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements remained largely stable YoY, reaching 93.5% of November 2019 levels, or 97.0% when adjusting for the discontinuation of operations in Peru. Aircraft movements were above pre-pandemic levels in Armenia and Uruguay, while it stood at 97.4% in Argentina, 95.7% in Italy, 91.6% in Brazil, and 89.8% in Ecuador.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2022)
	Nov'23	Nov'22	% Var.	YTD'23	YTD'22	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,923	3,197	22.7%	39,850	30,446	30.9%
Italy	480	428	12.2%	7,671	6,255	22.6%
Brazil	1,429	1,446	-1.2%	15,614	14,264	9.5%
Uruguay	169	142	18.8%	1,766	1,287	37.2%
Ecuador	391	361	8.1%	4,458	3,869	15.2%
Armenia	369	333	10.9%	5,041	3,340	50.9%
TOTAL	6,761	5,907	14.5%	74,400	59,461	25.1%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	16,905	15,032	12.5%	172,970	165,470	4.5%
Italy	1,231	1,307	-5.8%	11,880	13,655	-13.0%
Brazil	5,826	4,860	19.9%	60,193	51,371	17.2%
Uruguay(2)	2,792	2,783	0.3%	28,459	29,553	-3.7%
Ecuador	3,139	2,440	28.7%	30,245	30,618	-1.2%
Armenia	2,558	2,893	-11.6%	30,398	19,944	52.4%
TOTAL	32,451	29,315	10.7%	334,145	310,611	7.6%
Aircraft Movements
Argentina	34,788	35,020	-0.7%	418,382	347,424	20.4%
Italy	4,887	4,348	12.4%	73,133	64,535	13.3%
Brazil	12,732	12,823	-0.7%	145,151	130,903	10.9%
Uruguay	2,594	2,439	6.4%	28,374	24,444	16.1%
Ecuador	6,165	6,291	-2.0%	71,983	70,300	2.4%
Armenia	2,905	3,056	-4.9%	40,971	31,811	28.8%
TOTAL	64,071	63,977	0.1%	777,994	669,417	16.2%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2019)
	Nov'23	Nov'19	% Var.	YTD'23	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,923	3,485	12.6%	39,850	39,791	0.1%
Italy	480	518	-7.3%	7,671	7,722	-0.7%
Brazil	1,429	1,676	-14.8%	15,614	17,298	-9.7%
Uruguay	169	162	4.4%	1,766	1,993	-11.4%
Ecuador	391	373	4.7%	4,458	4,117	8.3%
Armenia	369	236	56.5%	5,041	2,958	70.4%
Peru		312	-	-	3,263	-
TOTAL	6,761	6,762	0.0%	74,400	77,143	-3.6%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	16,905	22,370	-24.4%	172,970	208,958	-17.2%
Italy	1,231	1,212	1.6%	11,880	12,035	-1.3%
Brazil	5,826	7,559	-22.9%	60,193	83,061	-27.5%
Uruguay(2)	2,792	2,865	-2.5%	28,459	26,550	7.2%
Ecuador	3,139	2,896	8.4%	30,245	34,963	-13.5%
Armenia	2,558	2,168	18.0%	30,398	18,159	67.4%
Peru	-	438	-	-	4,655	-
TOTAL	32,451	39,508	-17.9%	334,145	388,381	-14.0%
Aircraft Movements
Argentina	34,788	35,726	-2.6%	418,382	410,372	2.0%
Italy	4,887	5,107	-4.3%	73,133	73,936	-1.1%
Brazil	12,732	13,898	-8.4%	145,151	147,234	-1.4%
Uruguay	2,594	2,318	11.9%	28,374	26,526	7.0%
Ecuador	6,165	6,866	-10.2%	71,983	75,273	-4.4%
Armenia	2,905	2,164	34.2%	40,971	25,186	62.7%
Peru	-	2,450	-	-	27,901	-
TOTAL	64,071	68,529	-6.5%	777,994	786,428	-1.1%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-671